Exhibit 99

IDACORP

August 5, 2010

IDACORP, Inc. Announces Second Quarter 2010 Results

Annual Earnings Guidance Remains Unchanged

BOISE—IDACORP, Inc. (NYSE:IDA) reported second quarter 2010 net income attributable to IDACORP, Inc. of $39.2 million or $0.82 per diluted share compared to $27.5 million or $0.58 per diluted share in the second quarter of 2009.

Year-to-date, IDACORP recorded net income attributable to IDACORP, Inc. of $55.3 million or $1.15 per diluted share compared to $46.4 million or $0.99 per diluted share for the first six months of 2009.  The IDACORP full year 2010 earnings guidance remains in the range of $2.65 to $2.80 per diluted share.

Idaho Power Company, IDACORP’s principal subsidiary, reported second quarter net income of $38.8 million compared to $26.3 million in the second quarter of 2009, and net income of $57.0 million year-to-date 2010 compared to net income of $45.6 million for the same period in 2009.

“Our second quarter results benefited from $25 million of net tax benefits relating to a tax accounting method change for repairs deductions,” said IDACORP, Inc. and Idaho Power Company President and CEO J. LaMont Keen.  “We expected some level of earnings support from either the additional deferred investment tax credit amortization or new tax initiatives and now that we have completed our tax analysis, we are able to move forward with the new repairs tax method this quarter.  The positive impacts on our second quarter earnings from the method change allow the restoration of the additional amortization of investment tax credits recorded in the first quarter.  This is beneficial for customers and shareowners as those amounts remain available to benefit future periods.

“Second quarter sales volumes decreased in all customer classes due to mild temperatures and greater precipitation in the second quarter of this year compared to the same period last year which negatively impacted earnings from operations.  Irrigation sales this quarter were notably lower than last year’s second quarter,” added Keen.

Performance Summary

A summary of net income attributable to IDACORP, Inc. and earnings per diluted share for the three and six months ended June 30, 2010 and 2009 is as follows (in thousands except per share amounts):

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
Net income attributable to IDACORP, Inc.	$39,209	$27,475	$55,272	$46,359
Average outstanding shares – diluted	48,048	46,977	47,966	46,927
Earnings per diluted share	$0.82	$0.58	$1.15	$0.99

The following table presents a reconciliation of net income attributable to IDACORP, Inc. for the period of three and six months ended June 30, 2009 to June 30, 2010 (items are in millions and are before tax unless otherwise noted):

	Three months		Six months
	ended		ended
Net income attributable to IDACORP, Inc. - June 30, 2009		$27.5		$46.4
Change in Idaho Power net income before taxes:
Rate and other regulatory changes, including power
cost and fixed cost adjustment mechanisms	$(0.2)		$8.8
Reduced sales volumes	(5.6)		(12.4)
Oregon 2007 excess power cost deferral
recorded in 2009	(6.4)		(6.4)
Increased depreciation expense	(1.9)		(4.5)
Decreased life insurance gains	(0.5)		(3.8)
Change in earnings at Bridger Coal Company	2.6		(0.3)
Other	2.0		-
Additional accumulated deferred investment tax
credit (ADITC) amortization	(4.5)		-
Decrease in income tax expense excluding additional
ADITC amortization	27.0		30.0
Total increase in Idaho Power net income		12.5		11.4
Other net decreases, net of tax		(0.8)		(2.5)
Net income attributable to IDACORP, Inc. - June 30, 2010		$39.2		$55.3

•     A decrease in the estimated annual effective tax rate, primarily resulting from a tax accounting method change for repair-related expenditures on utility assets for the 2009 tax year, significantly impacted IDACORP’s and Idaho Power’s results for the second quarter of 2010.  For the quarter ended June 30, 2010, Idaho Power recorded an estimated net tax benefit of $25.2 million related to the cumulative effect of the method change (tax years 1999 through 2009) and has included an annual deduction estimate in its 2010 income tax provision, which resulted in a $3.6 million net tax benefit.  Idaho Power also increased its current liability for uncertain tax positions by $10.9 million.

      Based on its current estimates, Idaho Power believes its return on equity in the Idaho retail jurisdiction will exceed 9.5 percent on year-end equity and does not expect the need to amortize additional ADITC for 2010 as allowed under a provision of the 2009 settlement agreement with the Idaho Public Utilities Commission.  The agreement allows an additional amortization of up to $25 million of ADITC only if Idaho Power’s actual rate of return on year-end equity is below 9.5 percent.  As a result, Idaho Power reversed the $4.5 million of ADITC amortization recorded in the first quarter of 2010.  The reversal of ADITC in the second quarter of 2010 enables Idaho Power to carry over the credit to future periods, making them available to benefit customers or shareholders in the future.

•         Idaho Power’s operating income decreased $13 million for the quarter and $14 million for the year-to-date compared to the same periods of 2009, primarily due to reduced sales volumes.  Sales volumes were down four percent for the quarter and five percent year-to-date due to mild, wet weather, economic factors, and energy conservation.  Mild weather reduced electricity demand for heating and cooling, and wet weather decreased electricity demand for the operation of irrigation equipment, decreasing sales to irrigation customers 15 percent for the quarter and year-to-date.  Economic conditions in Idaho Power’s service area remained weak and Idaho Power attributes a portion of the reduced sales volumes to these conditions.  While there are some indicators of improvement, overall economic conditions in the service area have not recovered from the recession.  For instance, unemployment rates are still high relative to historic unemployment levels and customer growth was modest during the second quarter of 2010.  Volume decreases were partially offset by the fixed cost adjustment mechanism and lower power supply costs.

•         Idaho Power’s operating income also decreased due to a $6.4 million Oregon excess power cost recovery recorded in 2009 that did not recur in 2010.  Depreciation expense increased primarily due to the conversion to Advanced Metering Infrastructure (AMI).  Idaho Power has accelerated depreciation expense for non-AMI meters and is collecting an offsetting amount in revenues.

•         Other income was impacted by lower life insurance benefits as gains recorded in 2009 did not recur in 2010.  Earnings at Bridger Coal Company increased $3 million for the quarter and remained nearly the same year-to-date due to a change in coal pricing and an increase in coal deliveries.

•         Earnings at IDACORP’s non-regulated subsidiaries and the holding company declined $0.8 million for the quarter and $2.5 million year-to-date due to the effects of intra-period tax allocations.  IDACORP estimates its consolidated group annual effective income tax rate at the holding company in accordance with interim reporting requirements.  The estimated annual rate was used in determining income tax expense for the quarter and resulted in an intra-period allocation of expense.

2010 Outlook

Annual Earnings Guidance Remains Unchanged

IDACORP is maintaining its earnings guidance estimate for 2010 in the range of $2.65 to $2.80 per diluted share.  The guidance incorporates benefits assumed under the settlement agreement approved by the Idaho Public Utilities Commission among Idaho Power Company, several of Idaho Power’s customers, the Idaho Public Utilities Commission Staff and others with respect to rates for 2009-2011.  It also includes the estimated tax benefits from the repairs deduction method change, but does not include any potential benefits that could result from a uniform capitalization settlement with the Internal Revenue Service.

The current outlook for key operating and financial metrics is as follows:

2010 Estimates
Key Operating & Financial Metrics	Current	Previous
Idaho Power Operation & Maintenance
Expense (millions)	No Change	$295-$305
Idaho Power Capital
Expenditures (millions) (1)	No Change	$355-$365
Idaho Power Hydroelectric
Generation (million MWh) (2)	7.0-8.0	6.5-8.5
Non-Regulated Subsidiary Earnings
and Holding Company Expenses (millions) (3)	No Change	$0.0-$3.0

(1)   The range for capital expenditures includes amounts for the Langley Gulch power plant, the Hemingway-Bowmont transmission line, the Hemingway station and expenditures for the siting and permitting of major transmission expansions for the Boardman to Hemingway and Gateway West transmission projects.  The range does not include $47 million awarded Idaho Power from the Department of Energy through the American Recovery and Reinvestment Act of 2009.

(2) The range of estimated hydroelectric generation has been revised to reflect actual generation through June and estimated ranges of generation for the remainder of the year.

(3)   For the six months ended June 30, 2010, non-regulated earnings and holding company expenses resulted in a net loss of $2.5 million, primarily due to the impact of intra-period tax allocation at the holding company.  IDACORP expects that combined earnings and holding company expenses will be in the range of breakeven to a positive $3.0 million by year-end.

More detailed financial information will be provided in IDACORP’s Quarterly Report on Form 10-Q to be filed today with the Securities and Exchange Commission and posted to the IDACORP Web site at www.idacorpinc.com.

Web Cast / Conference Call

IDACORP will hold an analyst conference call today at 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time).  All parties interested in listening may do so through a live Web cast, or by calling (617) 847-8704 for listen-only mode.  The passcode is “Idaho.”  Slides will be included during the conference call.  To access the slide deck, register for the event just prior to the call at (www.idacorpinc.com/financials/confcalls.cfm).  A replay of the conference call will be available on the IDACORP Web site for a period of 12 months.

Background Information / Safe Harbor Statement

Boise, Idaho-based IDACORP, formed in 1998, is a holding company comprised of Idaho Power Company, a regulated electric utility; IDACORP Financial, a holder of affordable housing projects and other real estate investments; and Ida-West Energy, an operator of small hydroelectric generation projects that satisfy the requirements of the Public Utility Regulatory Policies Act of 1978.  To learn more about Idaho Power or IDACORP, visit www.idahopower.com or www.idacorpinc.com.

Certain statements contained in this news release, including statements with respect to future earnings, ongoing operations, and financial conditions, are forward-looking statements within the meaning of federal securities laws and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995.  Although IDACORP and Idaho Power Company believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements.  Factors that could cause actual results to differ materially from the forward-looking statements include: the effect of regulatory decisions by the Idaho Public Utilities Commission, the Oregon Public Utility Commission, and the Federal Energy Regulatory Commission affecting Idaho Power’s ability to recover costs and/or earn a reasonable rate of return, including, but not limited to, the disallowance of costs that have been deferred, financings, allowed rates of return, electricity pricing and price structures, acquisition and disposal of assets and facilities, and current or prospective wholesale and retail competition; changes in and compliance with state and federal laws, policies, and regulations, including new interpretations by regulatory and oversight bodies, which include the Federal Energy Regulatory Commission, the North American Electric Reliability Corporation, the Western Electricity Coordinating Council, the Idaho Public Utilities Commission, the Oregon Public Utility Commission, and the Department of Energy of existing policies and regulations that affect the cost of compliance, investigations and audits, penalties, and costs of remediation that may or may not be recoverable through rates; changes in tax laws or related regulations or new interpretations of applicable law by the Internal Revenue Service or state and local taxing jurisdictions, and the availability and use by IDACORP or Idaho Power of any tax credits; litigation and regulatory proceedings, including those resulting from the energy situation in the western United States and the Snake River Basin water rights adjudication, and penalties, settlements, or awards that influence business and profitability; changes in and costs of compliance with laws, regulations, and policies relating to the environment, natural resources, and endangered species and the adoption of laws and regulations addressing greenhouse gas emissions, global climate change, and energy policies, particularly with respect to coal-fired generation facilities, intended to mitigate carbon dioxide, mercury, and other emissions; global climate change and regional weather variations affecting customer demand and hydroelectric generation; over-appropriation of surface and groundwater in the Snake River Basin, including proposals for use of water in the Snake River Basin for aquifer recharge, resulting in reduced generation at hydroelectric facilities; construction of power generation, transmission and distribution facilities, including an inability to obtain required governmental permits and approvals, rights-of-way and siting, and risks related to contracting, construction, and start-up; delays and cost increases in connection with the construction or modification of generating facilities and other capital projects, which could result in the disallowance of recovery of certain costs pursuant to the rate determination process; operation of power generating facilities, including performance below expected levels, breakdown or failure of equipment, forced outages, availability of electrical transmission capacity, and the availability of water, natural gas, coal, and diesel, wind conditions, and their associated delivery infrastructures; changes in operating expenses and capital expenditures, including costs and availability of materials, fuel, and commodities, and their impact on Idaho Power’s ability to meet required loads and on the wholesale energy market in the western United States; blackouts or other disruptions of Idaho Power’s transmission system or the western interconnected transmission system; population growth rates and changes in residential, commercial, and industrial growth and demographic patterns within the service area; the continuing effects of weak economies in the states of Idaho and Oregon and in the United States, including decreased demand for electricity and reduced revenue from sales of excess energy during periods of low wholesale market prices, impaired financial soundness of vendors and service providers, and elevated levels of uncollectible customer accounts; market prices and demand for energy, including structural market changes; reductions in credit ratings, which could adversely impact access to capital markets and would require the posting of additional collateral to counterparties pursuant to existing power purchase and other arrangements; increases in uncollectible customer receivables, and the effectiveness of Idaho Power’s risk management policies concerning the creditworthiness of third parties; results of financing efforts, including the ability to obtain financing or refinance existing debt when necessary or on favorable terms, which can be affected by factors such as credit ratings, volatility in the financial markets, and other economic conditions; performance of the stock market, interest rates, credit spreads, inflation, and other financial market conditions, as well as changes in government regulations, which affect, among other things, the cost of capital and the ability to access the capital markets, indebtedness obligations, the amount and timing of required contributions to pension plans, and the reported costs of providing pension and other postretirement benefits; increases in health care costs and the resulting effect on medical benefits paid for employees; increasing costs of insurance, changes in coverage terms, and the ability to obtain insurance; the occurrence of events that affect homeland security, and acts of war or terrorism; weather and other natural phenomena such as earthquakes, floods, droughts, lightning, wind, and fire which, in addition to affecting customer demand for power, could significantly affect the ability and cost to procure adequate supplies of fuel or power to serve customers, and could increase the costs to maintain generating facilities and transmission and distribution system; adoption of or changes in accounting policies, principles, or estimates; unionization, or the attempt to unionize, all or part of the companies’ workforce, and the resulting effects on production, profitability, and operations; and new accounting or Securities and Exchange Commission or New York Stock Exchange requirements, or new interpretations or application of existing requirements.  Any such forward-looking statements should be considered in light of such factors and others noted in the companies’ Annual Report on Form 10-K for the year ended December 31, 2009, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010, and other reports on file with the Securities and Exchange Commission.  Any forward-looking statement speaks only as of the date on which such statement is made.  New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

Investor and Analyst Contact	Media Contact

Lawrence F. Spencer	Echo Chadwick
Director of Investor Relations	Corporate Communication
Phone: (208) 388-2664	Phone: (208) 388-6654
lspencer@idacorpinc.com	echadwick@idahopower.com